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April 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Office of Manufacturing

Washington, D.C. 20549

Attn:	Bradley Ecker

Sergio Chinos

RE:	Tenneco Inc.
Preliminary Proxy Statement of Schedule 14A
Filed on March 15, 2022
File No. 001-12387

Dear Messrs. Ecker and Chinos:

On behalf of our client, Tenneco Inc. (“Tenneco”), we are providing Tenneco’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated April 5, 2022, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by Tenneco’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Proxy Statement.

Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation you may have to provide additional disclosure on Schedule 13E-3. Refer to Sections 201.01 and 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

Response: After careful consideration of the applicability of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, the Division’s guidance in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“C&DI”) and the Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretive Release”), Tenneco determined that the proposed transaction among Pegasus Holdings III, LLC (“Parent”), Pegasus Merger Co. (“Merger Sub”) and Tenneco (the “Merger”) does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3. Parent and Merger Sub are affiliates of certain funds managed by affiliates of

April 6, 2022

Apollo Global Management, Inc. (“Apollo”). Specifically, Tenneco has determined that (1) none of Apollo, Parent or Merger Sub is an affiliate of Tenneco, (2) Tenneco’s named executive officers and other executive officers (collectively, the “Management Parties”) are not “engaged in” the transaction and are not affiliates of Apollo, Parent or Merger Sub who exerted control or influence on the transaction process and (3) the Merger does not raise the concerns that Rule 13e-3 was intended to address because the Merger resulted from arm’s-length negotiations with Parent, in a process led by Tenneco’s board of directors and financial advisors and outside legal counsel, and is subject to approval by Tenneco’s stockholders at a stockholder meeting in which the Management Parties collectively hold less than 1.1% of Tenneco’s voting securities. Tenneco’s analysis is more fully described below.

A “Rule 13e-3 transaction” includes (i) a “purchase of any equity security by … an affiliate of such issuer” or (ii) “a solicitation … of any proxy … [of] any equity security holder by the issuer … or by an affiliate of such issuer, in connection with: a merger … of an issuer or between an issuer (or its subsidiaries) and its affiliate,” that has a reasonable likelihood of causing the delisting of the issuer’s equity securities. Because the transaction involves the solicitation of proxies in connection with a merger that would result in a purchase of equity securities of an issuer and a delisting of such issuer’s equity securities, our Rule 13e-3 transaction analysis focused on whether Parent was an affiliate of Tenneco, whether the Management Parties were affiliates engaged in the transaction and whether Rule 13e-3 was intended to address the type of transaction at issue, under Rule 13e-3 and the SEC’s guidance.

A. None of Apollo, Parent or Merger Sub is an Affiliate of Tenneco

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Rule 12b-2 defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. It is generally understood that beneficial ownership above 10% or more of a class of voting securities or having a right to appoint a director to a company’s board of directors requires special scrutiny of the facts and circumstances of the relationship to determine whether or not a person is an affiliate. The determination of “control,” which is fundamental to the concept of “affiliate” as defined in Rule 13e-3, is dependent upon specific facts and circumstances.

As represented by Parent in Section 4.7 of the Merger Agreement, Parent and its affiliates, including Apollo and Merger Sub, did not beneficially own any shares of Tenneco common stock or other equity interests in Tenneco as of the date of the Merger Agreement, and neither Parent nor Merger Sub was, as of the date of the Merger Agreement or any time during the three years preceding the date of the Merger Agreement, an “interested stockholder” of Tenneco as defined in Section 203 of the DGCL (other than as contemplated by the Merger Agreement). Similarly, Parent and its affiliates, including Apollo and Merger Sub, do not have the right to appoint any member of Tenneco’s board of directors or otherwise direct or cause the direction of the management and policies of Tenneco. There are no voting agreements in place with Apollo, Parent or Merger Sub with respect to Tenneco’s voting securities, whether in connection with the Merger or otherwise. For the foregoing reasons, Tenneco has determined that none of Apollo, Parent or Merger Sub is an “affiliate” of Tenneco.

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B. The Management Parties are not “Engaged In” the Transaction

According to C&DI Section 201.05, the Staff considers the Management Parties to be affiliates of Tenneco. However, the Management Parties are not “engaged in” the transaction and are not affiliates of Apollo, Parent or Merger Sub and, therefore, are not subject to Rule 13e-3.

C&DI Section 201.01 provides that continuity of management post-transaction is an important consideration in a Rule 13e-3 transaction analysis. Factors to consider include: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.” In addition, C&DI Section 201.05 provides that an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’).”

We respectfully submit that none of the foregoing factors is applicable to the Merger or would suggest the Management Parties are “engaged in” the transaction or are affiliates of Apollo, Parent or Merger Sub.

There are no formal or informal agreements, arrangements or understandings among the Management Parties, on the one hand, and Apollo, Parent or Merger Sub, or their affiliates, on the other hand, with respect to post-closing employment or compensation, incentive or equity arrangements for the Management Parties, including no employment agreements, offer letters or term sheets with respect to the foregoing. Indeed, Parent and Merger Sub represented to Tenneco, pursuant to Section 4.10 of the Merger Agreement, that neither Parent, Merger Sub nor any of their affiliates is a party to any agreement, arrangement or binding understanding with any director or officer of Tenneco or its subsidiaries relating to the Merger. Apollo has advised Tenneco in connection with this submission that no such agreements, arrangements or understandings have been made following the signing of the Merger Agreement.

The Management Parties collectively hold beneficial ownership of less than 1.1% of Tenneco’s class A common stock (the only class of voting securities outstanding). Like all other stockholders, the Management Parties will receive $20.00 per share as cash consideration in the Merger for all of their equity security interests, including restricted stock units and performance share units. There have been no discussions to date among the Management Parties, on the one hand, and Apollo, Parent or Merger Sub, or their affiliates, on the other hand, with respect to “rollover” or similar arrangements and no “rollover” or similar arrangement with the Management Parties is currently contemplated. None of the Management Parties has an equity interest in Apollo, Parent or Merger Sub and there is no current expectation that the Management Parties will acquire equity securities of Parent or the Surviving Corporation upon the closing of the Merger.

April 6, 2022

None of the Management Parties are directors, managers, employees or otherwise affiliated with Apollo, Parent or Merger Sub, and there is no current expectation that the Management Parties will occupy seats on the board of Parent following the Merger (in addition to their current positions as managers of Tenneco), or otherwise be in a position to control the Parent or the surviving company following the Merger.

In sum, there is no reason to believe that the Management Parties would be in a position to “control” Parent or the Surviving Corporation within the meaning of Exchange Act Rule 12b-2, and none of the factors enumerated in C&DI Section 201.01 or C&DI Section 201.05 would suggest in this instance that the Management Parties are “engaged in” the transaction or are affiliates of Apollo, Parent or Merger Sub.

C. The Merger Does Not Raise the Concerns that Rule 13e-3 was Intended to Address

As a general matter, Tenneco believes that the Merger is not the type of transaction that Rule 13e-3 is designed to regulate, as none of Apollo, Parent or Merger Sub nor the Management Parties were on “both sides” of the transaction based on the fact and circumstances of the transaction.

It is Tenneco’s understanding that the SEC adopted Rule 13e-3 to, among other things, protect unaffiliated security holders in a “going private” transaction, particularly small investors, from potential self-dealing by an issuer’s affiliate standing on both sides of the transaction. In the SEC’s Interpretative Release, the SEC signaled its concern that an affiliate of the issuer standing on both sides of a transaction could design the transaction to accommodate its interests rather than (or at the expense of) the issuer’s unaffiliated security holders.

As described under “The Merger—Background of the Merger” section of the Proxy Statement, the transaction process leading up to the Merger was led by, and the Merger was unanimously approved by, the Tenneco board, all but one of whom is an independent director and none of whom have connections to, or an affiliation with, Apollo, Parent or Merger Sub, after consulting with its financial advisors and outside legal counsel. The Tenneco board (advised by independent financial advisors and outside legal counsel) carefully considered and engaged in arm’s-length negotiations with representatives of Apollo and Parent in respect of the Merger.

Further, the holders of a majority of the shares of outstanding Tenneco common stock must approve the Merger. The Staff indicated in the Interpretive Release that the existence of a stockholder vote in and of itself is not dispositive, because the “requirement frequently proves to be a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval.” In this case, however, the Management Parties collectively hold beneficial ownership of less than 1.1% of Tenneco’s class A common stock (the only class of voting securities outstanding). Apollo, Parent and Merger Sub do not hold any Tenneco equity securities, nor are there any voting agreements in place in connection with the Merger.

April 6, 2022

In short, given the Tenneco board’s leadership in the negotiation of the Merger, the fact that no Management Parties serve or are expected to serve on Parent’s board of directors, the lack of other relevant connections between Apollo, Parent or Merger Sub, on the one hand, and the Management Parties, on the other hand, the lack of any anticipated equity interest for the Management Parties in Parent or the Surviving Corporation following the Merger, and the lack of other indicia of control of Parent or the Surviving Corporation, we believe that the present circumstances are not ones in which management is “standing on both sides of the transaction.” (Release No. 34-17719).

Conclusion

We respectfully advise you of our view that the Merger is not a going private transaction between Tenneco and an affiliate of Tenneco. Parent is an independent entity, and the Management Parties are not affiliates of Parent or Apollo or otherwise engaged in the Merger. Accordingly, the transaction is not a Rule 13e-3 transaction.

* * * * * *

April 6, 2022

If you have any questions, please do not hesitate to call me at (312) 876-6514 or my partner Max Schleusener at (312) 876-7609.

Very truly yours,

/s/ Bradley C. Faris

Bradley C. Faris of Latham & Watkins LLP

cc:	Ashley L. Bancroft, Vice President and Corporate Secretary, Tenneco Inc.

Max N. Schleusener, Latham & Watkins LLP